

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

<u>Via E-Mail</u>
Jeffery L. Bateman, Chief Executive Officer
Rocky Mountain Plantings Inc.
44140 CS 2710
Cyril, OK 73029

    Re: **Rocky Mountain Plantings Inc.**
          Amendment No. 4 to Form 10
          Filed June 3, 2011
          File No. 000-54237

Dear Mr. Bateman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director